Ronit Fischer Senior Counsel
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	rfischer@loeb.com

July 27, 2009
Mr. Larry Spirgel Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 150 F Street, N.E. Washington D.C. 20549-4628

Re:	ChinaCast Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 0-50550

Dear Mr. Spirgel:

On behalf of our client, ChinaCast Education Corporation and pursuant to my telephone conversation with Melissa Hauber, we have requested an extension of time through August 31, 2009 to respond to the Staff’s comments in its letter dated July 17, 2009.

Thanks so much.

Very truly yours,

/s/  Ronit Fischer

Ronit Fischer
Senior Counsel

cc:	Mitchell Nussbaum
Partner

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